Tabcorp
the bigger better game

20 May 2008

Tabcorp applies for Northern Territory racing and sports wagering licence

Tabcorp Holdings Limited today lodged an application with the Northern Territory Government for a racing and sports wagering licence, signalling a desire to compete in the fast growing corporate bookmaking market.

The NSW and Victorian thoroughbred, harness and greyhound racing codes will share in the proceeds of a Northern Territory-licensed Tabcorp wagering business.

The licence application forms a key part of Tabcorp's response to competition changes in the Australian wagering market. There has been strong growth in the Northern Territory wagering market as a result of differences in the regulatory environments between Australian states and territories. The recent approval given to bookmakers to offer tote odds betting has accelerated the growth.

The Northern Territory racing and sports betting market now exceeds $3 billion in turnover. Northern Territory bookmakers have become significant players in the online wagering market, and will continue to grow strongly in the coming years.

Subject to Tabcorp's licence application being approved by the Northern Territory Government, the company hopes to begin operations in the Northern Territory later this year. Tabcorp will work with the Northern Territory Government to satisfy all necessary requirements.

Tabcorp's Managing Director Wagering, Robert Nason, said: "Tabcorp is Australia's leading gambling entertainment company and it is only natural for us to be represented in a market where there is significant commercial activity and growth.

"The Northern Territory wagering market has grown rapidly, particularly in the last two years, as a result of bookmakers offering tote odds betting. We have reached the point where it becomes attractive to enter the market," Mr Nason said.

Through a Northern Territory operation, Tabcorp will be able to fill a gap in its fixed odds betting business, where it does not currently have the full product offering. To achieve this, Tabcorp needs to operate in the Northern Territory bookmaking market.

Tabcorp intends to offer fixed odds racing, tote odds betting and the full suite of fixed odds sports and novelty event offerings. The service would be an internet and telephone only offering and operate on a stand-alone basis. TAB Sportsbet will continue to provide a restricted sports betting and fixed odds racing service to retail and account customers throughout Australia.

Tabcorp will comply with all product fees as set by the racing industry, which apply to bookmakers on a national basis.

Mr Nason said the support of the NSW and Victorian racing industries was fundamental, as they depend on a share of wagering turnover to produce high quality race meetings.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2505
Fax 61 3 9868 2639
www.tabcorp.com.au

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"The racing industry's main source of income is wagering. The only way this income can be secured into the future is if all wagering operators pay a product fee based on their turnover. Tabcorp's Northern Territory business will comply with any charges levied by the racing industry on a national basis. We will pay our share to put on the show.

"Tabcorp strongly values its partnerships in the racing industry, and is proceeding with this venture with the understanding of its NSW and Victorian partners," Mr Nason said.

For more information:
Media: Nicholas Tzaferis, External Communications Manager, 03 9868 2529
Bruce Tobin, Group GM Corporate Affairs, 03 9868 2508

Financial analysts: Matt Bekier, Chief Financial Officer, 03 9868 2195

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